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EMAIL: afinerman@OLSHANLAW.COM
DIRECT DIAL: 212-451-2289

February 13, 2013

VIA EDGAR AND ELECTRONIC MAIL

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pharmacyclics, Inc.
Form 10-K for the fiscal year ended June 30, 2012
Filed September 5,
2012 File No. 000-26658

Dear Mr. Riedler:

On behalf of Pharmacyclics, Inc. (the “Company”), this letter responds to the oral comment from the Staff of the Securities and Exchange Commission (the “Staff”) relating to prior comment 2 from the letter dated January 29, 2013, from Mr. Jeffrey P. Riedler to Mr. Rainer M. Erdtmann of Pharmacyclics, Inc. (the “Company”).

In further response to comment 2 relating to the oral comment, the Company proposes to include in its future filings the following disclosure:

Proposed revisions to section entitled “Ibrutinib Patents” as shown below:

Ibrutinib Patents

Pharmacyclics owns or controls granted patents in the U.S., Europe, Japan and Australia, that claim the ibrutinib compound and related BTK inhibitor compounds as compositions of matter.   Pharmacyclics owns or controls pending patent applications covering the ibrutinib compound and related BTK inhibitor compounds as compositions of matter in Canada, Mexico, China, India, South Korea and Brazil.  As of December 31, 2012, the duration of the granted patents in the U.S., Europe, Japan and Australia is through December 2026, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years. Likewise, the projected duration of any patent that may grant on any of the pending patent applications in Canada, Mexico, China, India, South Korea and Brazil is through December 2026, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.  In addition, in January 2012, the Company announced the United States Patent & Trademark Office issued a patent (8,088,781) entitled "Inhibitors of Bruton's Tyrosine Kinase" and specifically claiming "an inhibited tyrosine kinase comprising an irreversible BTK inhibitor having a covalent bond to a cysteine residue of a Bruton's tyrosine kinase (BTK)".

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 13, 2013

Proposed revisions to section entitled PCI-27483 Patents as shown below:

PCI-27483 Patents

PCI-27483 is covered by granted patents in the U.S., Canada, Japan, China and India. We have pending patent applications covering PCI-24783 in Europe, Mexico, South Korea, Australia and Brazil.  As of December 31, 2012, the duration of the granted patents in the U.S., Canada, Japan, China and India is through December 2023, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.  Likewise, the projected duration of any patent that may grant on any of the pending patent applications in Europe, Mexico, South Korea, Australia and Brazil is through December 2023, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.

Proposed revisions to section entitled Patents as shown below:

Patents

Abexinostat and pan-HDAC inhibitors are covered by granted patents in the U.S., Europe, Canada, Mexico, Japan, and India, that claim such compounds as compositions of matter. We have pending applications covering abexinostat and pan-HDAC inhibitors as compositions of matter in China and Brazil.  As of December 31, 2012, the duration of the granted patents in Europe, Canada, Mexico, Japan and India is through 2024, and in the U.S. through 2025 due to a Patent Term Adjustment.  The projected duration of any patent that may grant on any of the pending patent applications in China and Brazil is through 2024.  The durations of the granted patents and the projected duration of any patent that may be granted on any of the pending patent applications are subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.

Please direct any comments or questions regarding this filing to the undersigned.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Jennifer Riegel
Amy Reischauer
Robert W. Duggan, Chairman of the Board and Chief Executive Officer
Joshua T. Brumm, Executive President, Finance
Richard Love, Vice President, Legal
Jeffrey Womer, PricewaterhouseCoopers LLP